UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Viper Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

92763M105

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763M105	13D/A	Page 2 of 22

(1)	Names of Reporting Person Swallowtail Royalties LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 3 of 22

(1)	Names of Reporting Person Guidon Energy Holdings LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 4 of 22

(1)	Names of Reporting Person Guidon Energy Holdings GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 5 of 22

(1)	Names of Reporting Person Swallowtail Royalties II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 6 of 22

(1)	Names of Reporting Person Swallowtail Royalties Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 7 of 22

(1)	Names of Reporting Person BX Swallowtail Royalties Holding LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 8 of 22

(1)	Names of Reporting Person BX Guidon Topco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 9 of 22

(1)	Names of Reporting Person Blackstone Management Associates VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,207,227
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,207,227

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 10 of 22

(1)	Names of Reporting Person Blackstone Energy Management Associates II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,207,227
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,207,227

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 11 of 22

(1)	Names of Reporting Person BMA VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,207,227
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,207,227

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 12 of 22

(1)	Names of Reporting Person Blackstone EMA II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 15,207,227
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 15,207,227

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 13 of 22

(1)	Names of Reporting Person Blackstone Holdings III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 14 of 22

(1)	Names of Reporting Person Blackstone Holdings III GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 15 of 22

(1)	Names of Reporting Person Blackstone Holdings III GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 16 of 22

(1)	Names of Reporting Person Blackstone Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 92763M105	13D/A	Page 17 of 22

(1)	Names of Reporting Person Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 18 of 22

(1)	Names of Reporting Person Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,207,227
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,207,227
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 15,207,227
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 92763M105	13D/A	Page 19 of 22

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on October 12, 2021 (as amended by this Amendment No. 1, the “Schedule 13D”) with respect to the common units representing limited partnership interests (the “Common Units”) of Viper Energy Partners LP, a Delaware limited partnership (the “Issuer”) and is being filed pursuant to Section 13(d) of the Act. The principal executive offices of the Issuer are located at 500 West Texas Avenue, Suite 1200, Midland, TX 79701. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b), (f) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

•

(i) Swallowtail Royalties LLC, a Delaware limited liability company, (ii) Guidon Energy Holdings LP, a Delaware limited partnership, (iii) Guidon Energy Holdings GP LLC, a Delaware limited liability company, (iv) Swallowtail Royalties II LLC, a Delaware limited liability company, (v) Swallowtail Royalties Holdings LLC, a Delaware limited liability company, (vi) BX Swallowtail Royalties Holding LLC, a Delaware limited liability company, (vii) BX Guidon Topco LLC, a Delaware limited liability company, (viii) Blackstone Management Associates VI L.L.C., a Delaware limited liability company, (ix) Blackstone Energy Management Associates II L.L.C., a Delaware limited liability company, (x) BMA VI L.L.C., a Delaware limited liability company, (xi) Blackstone EMA II L.L.C., a Delaware limited liability company, (xii) Blackstone Holdings III L.P., a Québec société en commandite, (xiii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xiv) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xv) Blackstone Inc., a Delaware corporation (“Blackstone”), and (xvi) Blackstone Group Management L.L.C., a Delaware limited liability company.

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and officer of Blackstone Inc. is set forth on Schedule I to the Schedule 13D filed on October 12, 2021.

(c) The principal business of Swallowtail Royalties LLC and Swallowtail Royalties II LLC was investing in the securities of the Issuer.

The principal business of Guidon Energy Holdings LP is performing the functions of, and serving as the managing member (or similar position) of Swallowtail Royalties LLC. The principal business of Guidon Energy Holdings GP LLC is performing the functions of, and serving as the general partner (or similar position) of Guidon Energy Holdings LP.

The principal business of Swallowtail Royalties Holdings LLC is performing the functions of, and serving as the managing member (or similar position) of Swallowtail Royalties II LLC. The principal business of BX Swallowtail Royalties Holding LLC is performing the functions of, and serving as the managing member (or similar position) of Swallowtail Royalties Holdings LLC.

The principal business of BX Guidon Topco LLC is investing in the securities of the Issuer and performing the functions of, and serving as the managing member (or similar position) of BX Swallowtail Royalties Holding LLC.

The principal business of Blackstone Energy Management Associates II L.L.C. is performing the functions of, and serving as a managing member (or similar position) of Guidon Energy Holdings GP LLC, BX Guidon Topco LLC and of other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as a managing member (or similar position) of Guidon Energy Holdings GP LLC, BX Guidon Topco LLC and of other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as the sole member (or similar position) of Blackstone Management Associates VI L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone EMA II L.L.C. is performing the functions of, and serving as sole member (or similar position) of Blackstone Energy Management Associates II L.L.C. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, managing member (or similar position) of Blackstone EMA II L.L.C., BMA VI L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 92763M105	13D/A	Page 20 of 22

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The information in Item 5(c) of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Units beneficially owned assumes 79,120,603 Common Units outstanding, as reported in the prospectus on Form S-3 filed by the Issuer with the Securities and Exchange Commission on October 18, 2021.

The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BX Guidon Topco LLC directly holds 15,207,227 Common Units.

The controlling membership interests of BX Guidon Topco LLC are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units.

Any beneficial ownership of Common Units by any of the persons listed on Schedule I is set forth on Schedule I to the Schedule 13D filed on October 12, 2021.

(c) On October 19, 2021, Swallowtail Royalties LLC and Swallowtail Royalties II LLC (together, the “Swallowtail Entities”) distributed an aggregate of 15,250,000 Common Units to certain of their respective members, including the distribution of 15,207,227 Common Units to BX Guidon Topco LLC.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported herein as beneficially owned by the Reporting Persons.

(e) Following the distribution of Common Units described in Item 5(c), each of Swallowtail Royalties LLC, Guidon Energy Holdings LP, Guidon Energy Holdings GP LLC, Swallowtail Royalties II LLC, Swallowtail Royalties Holdings LLC and BX Swallowtail Royalties Holding LLC ceased to beneficially own more than 5% of the outstanding Common Units.

CUSIP No. 92763M105	13D/A	Page 21 of 22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: October 21, 2021

Swallowtail Royalties LLC

By: /s/ Jay Still
Name: Jay Still
Title: Chief Executive Officer

Guidon Energy Holdings LP
By: Guidon Energy Holdings GP LLC

By: /s/ Jay Still
Name: Jay Still
Title: President and Chief Executive Officer

Guidon Energy Holdings GP LLC

By: /s/ Jay Still
Name: Jay Still
Title: President and Chief Executive Officer

Swallowtail Royalties II LLC

By: /s/ Jay Still
Name: Jay Still
Title: Chief Executive Officer

Swallowtail Royalties Holdings LLC

By: /s/ Jay Still
Name: Jay Still
Title: Chief Executive Officer

BX Swallowtail Royalties Holding LLC

By: /s/ Angelo Acconcia
Name: Angelo Acconcia
Title: President

BX Guidon Topco LLC

By: /s/ Angelo Acconcia
Name: Angelo Acconcia
Title: President

Blackstone Management Associates VI L.L.C.
By: BMA VI L.L.C., its sole member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Energy Management Associates II L.L.C.
By: Blackstone EMA II L.L.C., its sole member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

CUSIP No. 92763M105	13D/A	Page 22 of 22

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone EMA II L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Holdings III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Stephen A. Schwarzman

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman